SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

CNPJ 02.558.132/0001-69  -  NIRE 533 0000580 0

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A., HELD ON JUNE 14, 2004.

1. DATE, TIME and PLACE: June 14, 2004, at 03:00 p.m., exceptionally on Av. Roque Petroni Junior, 1464, 6º andar, São Paulo-SP.

2. CHAIRMANSHIP OF THE MEETING: Shakhaf Wine - Chairman, and Evandro Luís Pippi Kruel - General Secretary.

3. INSTATEMENT: The meeting was convened upon the attendance of the undersigned Directors, since there was a quorum present at the meeting, as provided for in the Company's Articles of Incorporation. The meeting was further attended by the following members of the Audit Committee: Norair Ferreira do Carmo, André Cavalcanti Banks da Rocha and Wolney Querino Schuler Carvalho, and also by the representatives of Deloitte Touche Tohmatsu Auditores Independentes and Ernst & Young, who provided the necessary explanations.

4. AGENDA AND RESOLUTIONS: The Chairman of the meeting explained that, as it was known to all of them, the purpose of the meeting was to make resolutions on the 2nd and 3rd stages of the corporate restructuring involving the Company, which resolutions shall be submitted to the General Meeting of Shareholders, for final approval. After the foregoing explanations, the directors made the following resolutions, by unanimous voting, without any restrictions whatsoever:

 4.1  To approve, ad referendum to the general meetings of shareholders of the Company making resolutions on the matter, the 2nd and 3rd stages of the corporate and operating restructuring involving the Company, concerning the (i) partial spin-off of the Company with merger of the spinned-off assets into the following closely-held companies, collectively referred to as "TCO Operators": Telegoiás Celular S.A. ("Telegoiás"), Telems Celular S.A. ("Telems"); Telemat Celular S.A. ("Telemat"); Teleacre Celular S.A. ("Teleacre") and Teleron Celular S.A. ("Teleron"); and (ii) merger of TCO Operators' shares into the Company.

4.2  To approve, ad referendum to the general meeting of shareholders of the Company making a resolution on the matter, the draft Protocol of Partial Spin-off and Instrument of Justification ("Spin-off Protocol") to be entered into on June 14, 2004 between the Company and the TCO Operators. The referred Spin-off Protocol sets forth the partial spin-off of the Company, with transfer of the spinned-off assets to the TCO Operators' equity. The mentioned Spin-off Protocol provides for the general terms and conditions for the intended partial spin-off, the reasons for the transaction, the appraisal criterion for the assets to be transferred to the TCO Operators, concerning the spinned-off assets of the Company, and the accounting thereof in the TCO Operators, under the terms in the provisions of Instruction CVM no. 319/99, the reduction of the Company's capital and the consequent increase of capital and issuance of shares in the TCO Operators to be assigned to the shareholders of the Company. It has been explained that the TCO Operators' shares to be assigned to the shareholders of the Company shall have the same rights as those of the shares issued by the TCO Operators, now outstanding, and shall be assigned to them in the proportion of their respective interest in the Company's capital. Having in consideration the explanations provided with respect to this stage of the restructuring herein contemplated, the members of the Board of Directors declared to agree with the transaction under examination and to the terms and conditions of the Spin-off Protocol to be executed by the Board of Executive Officers of the Company, authorizing the execution thereof as well as the performance of all the acts required for the implementation thereof.

4.2.1    To approve, ad referendum to the general meeting of shareholders of the Company making a resolution on the matter, the retaining by the Board of Executive Officers of the Company, of the specialized firm Deloitte Touche Tohmatsu for effecting an appraisal of the net assets of the Company to be transferred to the TCO Operators.

4.2.2    To approve, ad referendum to the general meeting of the Company making a resolution on the matter, the appraisal report for the net assets of the Company to be transferred to the TCO Operators, appraised with basis on their book value as of 05.31.2004 and consequent reduction in the Company's capital, without change in the number of shares thereof.

4.3  To approve, ad referendum to the general meeting of shareholders of the Company making a resolution on the matter, the draft Protocol of Merger of Shares and Instrument of Justification ("Protocol of Merger") to be entered into on June 14, 2004 between the Company and the TCO Operators. Said Protocol of Merger sets forth the merger of all the shares held by the non-controlling shareholders of the TCO Operators into the Company, in order to convert the TCO Operators into wholly-owned subsidiaries of the Company. The mentioned Protocol of Merger provides for the general terms and conditions for the intended merger, the reasons for the transaction, the evaluation criterion for the shares to be merged and the ratio of exchange of the corporate interests of the shareholders of the TCO Operators for shares issued by the Company. Having in consideration the explanations provided with respect to the restructuring herein contemplated, the members of the Board of Directors declared to agree with the transaction under examination and to the terms and conditions of the Protocol of Merger to be entered into between the Board of Executive Officers of the Company and of the TCO Operators, authorizing the execution thereof as well as the performance of all the acts required for the implementation thereof.

4.3.1    To approve, ad referendum to the general meeting of shareholders of the Company making a resolution on the matter, the retaining by the Board of Directors of the Company of the specialized firm Deloitte Touche Tohmatsu Auditores Independentes, for appraisal of the shares of the TCO Operators to be merged into the Company.

4.3.2    To approve, ad referendum to the general meeting of shareholders of the Company making a resolution on the matter, the appraisal report for the shares of the TCO Operators to be merged into the Company, appraised with basis on the book value as of 05.31.2004 and the consequent increase in the Company's capital.

4.4  To approve, ad referendum to the general meeting of shareholders of the Company making a resolution on the matter, the retaining by the Board of Executive Officers of the Company of the specialized firm Ernst & Young, for appraisal of the shareholders' equity of the Company and of the TCO Operators, respectively, based on the discounted cash flow methodology, for purposes of ascertaining the ratio of exchange of shares in the TCO Operators for new shares to be issued by the Company.

4.4.1    To approve, ad referendum to the general meeting of shareholders of the Company making a resolution on the matter, the retaining by the Board of Executive Officers of the Company of the specialized firm KPMG Corporate Finance for effecting an appraisal of the shareholders' equity of the TCO Operators and of TCOPart, at market values, for the purposes of the provisions in article 264 of Law no. 6404/76.

4.5  To approve, ad referendum to the general meeting of shareholders of the Company making a resolution on the matter, the Appraisal Reports for the shareholders' equity of the Company and of the TCO Operators, respectively, as appraised by Ernst & Young, based on the economic value, on base date 03.31.2004, as well as the ratio of exchange of shares in the TCO Operators, merged companies, for new shares to be issued by the Company, it being proposed that the shareholders of the TCO Operators which, by virtue of the exchange, shall be entitled to a fractional share, shall receive one whole share, and for such purpose the treasury common shares then existing and the preferred shares shall be delivered by the controlling shareholder in order to complete the fractions resulting from the exchange ratio. It has been explained that the shares in the Company to be assigned to the shareholders of the TCO Operators shall have the same rights of the shares issued by the Company, now outstanding. The opinion issued by Ernst & Young upon preparing the report was presented to the Directors, confirming that equitable treatment was awarded to all the companies involved in the transaction.

4.6  To confirm the Call of the general meeting of shareholders of the Company for the purpose of approval, by the Company, of the 2nd and 3rd stages of the above described corporate restructuring, under the terms of the already published Call notices.

The directors pointed out that the partial spin-off and the merger of shares examined herein have been approved having in consideration that they represent the 2nd and 3rd stages of the intended corporate restructuring, allowing, in the end, the improvement in the cash flow of the TCO Operators, Company's controlled companies, resulting from the realization of the tax credit generated by the amortization of the premium paid upon their acquisition, as well as the simplification of the corporate structure with consequent savings of costs, it being certain that the partial spin-off of the Company and merger of TCO Operators' shares, as provided for in the Protocols, are structured in such a manner as not to entail the transfer of any debt to the Company, as well as to avoid any negative impact whatsoever over the future profit thereof, on account of the referred premium amortization.

Since there was nothing else to be discussed, the meeting was adjourned for the time required for the drawing up of these minutes, which after having been read and found to be in order, was approved by all the Directors and is executed by those present to the meeting. Signatures: Shakhaf Wine - Chairman of the Meeting and of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos - Directors; Ernesto Lopez Mozo; Pedro Manuel Brandão Rodrigues; Ignacio Aller Mallo; Zeinal Abedin Mohamed Bava; Luis Miguel Gilpérez López; Carlos Manuel de Lucena e Vasconcelos Cruz - Directors represented by Mr. Shakhaf Wine; Norair Ferreira do Carmo; Wolney Querino Schuler Carvalho; André Cavalcanti Banks da Rocha - Audit Committee Members; Evandro Luis Pippi Kruel - Secretary of the Meeting.

I hereby certify that this is a faithful copy of the original minutes drawn-up in the Register of Minutes of the Board of Directors' Meetings of the Company.

Evandro Luís Pippi Kruel

Secretary - OAB-RS n.º 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.